UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): June 17, 2025

Skechers U.S.A., Inc.

(Exact name of Registrant as specified in its charter)

Delaware	001-14429	95-4376145
(State of incorporation)	(Commission File No.)	(IRS Employer Identification No.)

228 Manhattan Beach Blvd Manhattan Beach, California	90266
(Address of principal executive offices)	(Zip Code)

Registrant’s Telephone Number: (310) 318-3100

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Common Stock, par value $0.001	SKX	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

☐ Emerging Growth Company

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 7.01	Regulation FD Disclosure.

Pro Forma Financial Information

As previously disclosed, on May 4, 2025, Skechers U.S.A., Inc., a Delaware corporation (“Skechers,” the “Company,” “we,” “us,” or “our”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Beach Acquisition Co Parent, LLC, a Delaware limited liability company (“Parent”), and Beach Acquisition Merger Sub, Inc., a Delaware corporation and a subsidiary of Parent (“Merger Sub” and together with Parent, the “Buyer Parties”). Pursuant to the Merger Agreement, Merger Sub will merge with and into Skechers, with Skechers continuing as the surviving corporation and becoming a subsidiary of Parent (the “Merger”). The Buyer Parties are affiliates of investment funds managed by 3G Capital Partners L.P. Capitalized terms used herein but not otherwise defined have the meaning set forth in the Merger Agreement. The board of directors of Skechers (the “Board”), acting on the unanimous recommendation of an independent committee of the Board, comprised solely of independent directors and established by the Board for the purpose of reviewing, evaluating and negotiating the Merger (the “Independent Committee”), has approved the Merger Agreement and the transactions contemplated thereby, including the Merger (collectively, the “Transaction”).

In connection with the Transaction, certain financial institutions, including JP Morgan Chase Bank, N.A. acting as lead left arranger, have agreed to provide Parent with debt financing consisting of an approximately $2.1 billion first lien term loan facility, an approximately $1.6 billion first lien revolving facility, an approximately $1.9 billion senior secured bridge facility and an approximately $2.5 billion junior debt facility (collectively, the Debt Financing”).

In connection with the Debt Financing, the Parent expects to disclose the unaudited pro forma condensed combined balance sheet as of March 31, 2025, which gives effect to the Merger as if those transactions had been completed on March 31, 2025. The unaudited pro forma condensed combined statements of earnings for the three months ended March 31, 2025, the year ended December 31, 2024, and twelve months ended March 31, 2025, give effect to the Merger as if it had been completed on January 1, 2024, the beginning of the earliest period presented therein. The pro forma financial information combines the historical financial statements of Skechers with Parent; however, Parent was formed subsequent to March 31, 2025 (latest period presented) and does not have any operations as the entity was formed solely to effect the Transaction and is thus included herein for pro forma purposes to reflect the acquisition and debt and equity financing pro forma adjustments. The unaudited pro forma condensed combined financial information is attached hereto as Exhibit 99.1 and are incorporated herein by reference.

Supplemental Financial Information

In connection with the Debt Financing, Parent expects to disclose, in a lender presentation to be used in discussions with prospective lenders, Adjusted EBITDA and Adjusted EBITDAR for the fiscal years ended December 31, 2023 and 2024 and twelve-months ended March 31, 2025. Excerpt from a lender presentation to be used in discussions with prospective lenders are included in Exhibit 99.2 to this Current Report.

Adjusted EBITDA and Adjusted EBITDAR are supplemental measures that are not required by, prepared or presented in accordance with, U.S. generally accepted accounting principles (“U.S. GAAP”). Because not all companies calculate non-U.S. GAAP financial information identically (or at all), the presentations in this Current Report on Form 8-K (this “Current Report”) may not be comparable to other similarly titled measures used by other companies. Adjusted EBITDA and Adjusted EBITDAR presented in this Current Report should be considered in addition to, not as a substitute for, or superior to, financial measures calculated in accordance with U.S. GAAP, and should be read in conjunction with information presented on a U.S. GAAP basis. Each of Adjusted EBITDA and Adjusted EBITDAR is not a measurement of Skechers’ financial performance under U.S. GAAP and should not be considered as alternatives to any performance measures derived in accordance with U.S. GAAP. Each of Adjusted EBITDA and Adjusted EBITDAR has limitations as an analytical tool, and should not be considered in isolation or as a substitute for analysis of Skechers’ operating results as reported under U.S. GAAP. The presentation of Adjusted EBITDA and Adjusted EBITDAR in this Current Report should not be construed as an inference that Skechers’ future results will be unaffected by other unusual or non-recurring items.

The information provided pursuant to this Item 7.01, including Exhibits 99.1 and 99.2, is “furnished” and shall not be deemed to be “filed” with the SEC or incorporated by reference in any filing under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in any such filings.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Description

99.1	Unaudited Pro Forma Condensed Combined Financial Information.

99.2	Excerpt from lender presentation of Skechers U.S.A., Inc., dated June 17, 2025.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

Special Note on Forward-Looking Statements

This Current Report includes certain disclosures which contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act and Section 21E of the Exchange Act including but not limited to those statements related to the Transaction, such as financial estimates and statements as to the expected timing, benefits and effects of the Transaction, the likelihood of completion of the Transaction, and information regarding the businesses of the Company and Parent, including Parent’s and the Company’s objectives, plans and strategies for future operations. In most cases, you can identify these statements by forward-looking words such as “anticipate,” “believe,” “confidence,” “could,” “estimate,” “expect,” “guidance,” “intend,” “indicate,” “may,” “plan,” “potential,” “project,” “outlook,” “should,” “will” and “would,” or similar words or expressions that refer to future events or outcomes. These forward-looking statements, including statements regarding the Transaction, are based largely on information currently available to management of the Company and/or Parent and their current expectations and assumptions, and are subject to various risks and uncertainties that could cause actual results to differ materially from historical results or those expressed or implied by such forward-looking statements. Although the Company and Parent believe their expectations are based on reasonable estimates and assumptions, such expectations are not guarantees of performance. There is no assurance that the Company’s and Parent’s expectations will occur or that their estimates or assumptions will be correct, and we caution investors and all others not to place undue reliance on such forward-looking statements.

Important factors, risks and uncertainties that could cause actual results to differ materially from such plans, estimates or expectations include but are not limited to: (i) the completion of the Transaction on the anticipated terms and timing or at all, including obtaining regulatory clearances, and the satisfaction of other conditions to the completion of the Transaction; (ii) potential litigation relating to the Transaction, including the effects of any outcomes related thereto; (iii) the risk that disruptions from the Transaction will harm the Company’s business, including current plans and operations during the pendency of the Transaction; (iv) the ability of the Company to retain and hire key personnel; (v) the diversion of Company and Parent management’s time and attention from ordinary course business operations to completion of the Transaction; (vi) potential business uncertainty and changes to existing business relationships, including changes to existing business relationships, during the pendency of the Transaction; (vii) the ability of Parent to cause an initial public offering or another liquidity event, or to realize the anticipated benefits of and implementing its strategy following the Transaction within the expected time period or at all, or the risk that the successful implementation of such a strategy will not result in improved operating results; (viii) the possibility that the Transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; (ix) the risk that there may be liabilities that are not known, probable or estimable at this time or unexpected costs, charges or expenses, including unexpected capital expenditures; (x) certain restrictions during the pendency of the Transaction that may impact the Company’s ability to pursue certain business opportunities or strategic transactions; (xi) unpredictability and severity of catastrophic events, including but not limited to acts of terrorism, outbreaks of war or hostilities or pandemics and other public health issues, as well as the response of management of the Company and/or Parent to any of these events; (xii) global economic, political, legislative, regulatory and market conditions (including competitive pressures), including the effects of tariffs, inflation and foreign currency exchange rate fluctuations around the world, the challenging consumer retail market in the United States and the impact of war and other conflicts around the world; (xiii) the ability to obtain the

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necessary financing arrangements set forth in the commitment letter received in connection with the Transaction; (xiv) the occurrence of any event, change or other circumstance that could give rise to the termination of the Transaction; (xv) the risk that the Company’s stock price may decline significantly upon this announcement and while the Transaction is pending; (xvi) Parent’s ability to maintain the Company’s brand name and image with customers; (xvii) Parent’s ability to respond to changing consumer preferences, identify and interpret consumer trends, and successfully market new products; (xviii) the potential impact of the announcement or consummation of the Transaction on the Company’s relationships with suppliers, customers, employers and regulators; (xix) those risks and uncertainties set forth under the headings “Special Note on Forward-Looking Statements” and “Risk Factors” in the Company’s most recent Annual Report on Form 10-K and most recent Quarterly Report on Form 10-Q, as such risk factors may be amended, supplemented or superseded from time to time by other reports filed by the Company with the SEC from time to time, which are available via the SEC’s website at www.sec.gov; and (xx) those risks that are described in the registration statement on Form S-4, containing the Company’s preliminary information statement and the Parent’s preliminary prospectus, filed by the Parent with the SEC in connection with the Transaction.

There can be no assurance that the Transaction will be completed, or if it is completed, that it will close within the anticipated time period. While the list of factors presented here is, and the list of factors to be presented in Parent’s registration statement on Form S-4 are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. The forward-looking statements relate only to events as of the date on which the statements are made. Neither Parent nor the Company undertakes to update or revise, and expressly disclaims any obligation to update or revise, any of their forward-looking statements, whether resulting from circumstances or events that arise after the date the statements are made, new information, or otherwise, except as required by law. If one or more of these or other risks or uncertainties materialize, or if Parent or the Company’s underlying assumptions prove to be incorrect, Parent’s or the Company’s actual results may vary materially from what the parties may have expressed or implied by these forward-looking statements. We caution that you should not place undue reliance on any of the parties’ forward-looking statements. You should specifically consider the factors identified in this Current Report that could cause actual results to differ. Furthermore, new risks and uncertainties arise from time to time, and it is impossible for us to predict those events or how they may affect the Company or Parent.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Important Additional Information and Where to Find It

In connection with the Transaction, Parent filed a registration statement on Form S-4 with the SEC on June 10, 2025 containing the Company’s preliminary information statement and the Parent’s preliminary prospectus. After the registration statement is declared effective, the Company will mail to its stockholders a definitive information statement that will form part of the registration statement on Form S-4. This communication is not a substitute for the information statement/prospectus or registration statement or for any other document that the Company or Parent may file with the SEC and send to the Company’s stockholders in connection with the Transaction. STOCKHOLDERS ARE URGED TO READ THE INFORMATION STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION. Stockholders will be able to obtain free copies of the information statement/prospectus (when available) and other documents filed with the SEC by Parent and the Company through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by the Company will also be available free of charge on the Company’s website at https://investors.skechers.com/financial-data/all-sec-filings.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 17, 2025

Skechers U.S.A., Inc.

By:	/s/ John Vandemore
Name:	John Vandemore
Title:	Chief Financial Officer

Exhibit 99.1

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

On May 4, 2025, Beach Acquisition Co Parent, LLC (“Parent”), an entity formed and controlled by 3G Fund VI, L.P. (“Fund VI”), entered into the Merger Agreement with Skechers U.S.A., Inc. (“Skechers”) and Beach Acquisition Merger Sub, Inc. (“Merger Sub”), a wholly-owned subsidiary of Parent. Upon the terms and subject to the conditions set forth in the Merger Agreement, Merger Sub will merge with and into Skechers (the “Merger”), with Skechers surviving as a wholly-owned indirect subsidiary of Parent (the “Transaction”). At the effective time of the Merger (“Effective Time”), each share of Skechers common stock (“Skechers Common Stock”) issued and outstanding immediately prior to the Effective Time will be converted into the right to receive merger consideration consisting of either (i) $63.00 per share in cash (the “Cash Election Consideration”) or (ii) $57.00 per share in cash and one common limited liability company unit of Parent (“Common Unit”) (the “Mixed Election Consideration” or “Mixed Election”). The Mixed Election Consideration is subject to a cap, with a maximum of 20% of the outstanding shares of Skechers common stock eligible to receive this form of consideration (the “Cap”); if holders of shares representing more than 20% of the outstanding Skechers stock elect the Mixed Election Consideration, these elections will be subject to proration. Additionally, at the Effective Time, each restricted stock award for which vesting is tied in full or in part to the achievement of performance goals or metrics (“Skechers PSA”) will be cancelled and replaced with a right to receive one Class P Unit for each share of Skechers Common Stock subject to such Skechers PSA.

Concurrently with the execution of the Merger Agreement on May 4, 2025, Skechers entered into a support agreement (the “Support Agreement”) with the Greenberg Family Trust, the Skechers Voting Trust, Robert Greenberg and certain members of the Greenberg family (collectively, the “Greenberg Stockholders”) pursuant to which, among other things, (i) certain Greenberg Stockholders have agreed to elect to receive the Mixed Election Consideration in the Transaction pursuant to, and in accordance with, the terms and conditions of the Merger Agreement and (ii) each Greenberg Shareholder has agreed to waive any appraisal rights to which it may be entitled pursuant to the applicable law in connection with the Transaction, including the Merger.

Parent was formed on April 28, 2025, solely for the purpose of effecting the Transaction, including the issuance of Common Units for the Mixed Election Consideration. Parent has not conducted any business operations other than such operations that are incidental to its formation and in connection with the Transaction. As of June 3, 2025, Parent does not have any assets or liabilities other than as contemplated by the Merger Agreement, including contractual commitments it has made in connection therewith. The equity interests in Parent issued in connection with the Merger will be governed by the Amended and Restated Limited Liability Company Agreement of Parent, which includes certain rights and restrictions, including transfer limitations, drag-along and tag-along provisions, and a post-closing liquidity mechanism. Accordingly, no historical financial statement operations of Parent have been included in this unaudited pro forma condensed financial data. As a result of the Merger, Skechers, as the surviving corporation, will become a subsidiary of Parent.

In order to fund the Transaction and other related costs, (i) Fund VI has agreed to provide equity financing to Parent, after giving effect to any cash or other sources of liquidity available to Parent and Merger Sub, subject to the terms and conditions set forth in a signed equity commitment letter dated May 4, 2025 (as amended, restated, amended and restated, supplemented or otherwise modified from time to time, the “Equity Commitment Letter”) and (ii) certain financial institutions, including JP Morgan Chase Bank, N.A., in a debt commitment letter dated as of May 23, 2025 (as amended, restated, amended and restated, supplemented or otherwise modified from time to time, the “Debt Commitment Letter”) have agreed to provide Parent with debt financing consisting of an approximately $2.1 billion first lien term loan facility, an approximately $1.6 billion first lien revolving facility, an approximately $1.9 billion senior secured bridge facility and an approximately $2.5 billion junior debt facility (this clause (ii), the “Debt Financing”). Parent intends to seek alternative financing options as allowed for in the Debt Commitment Letter. Parent currently expects to borrow approximately $165.0 million less first lien debt than the committed amount of first lien term loans and bridge loans. The obligations of the Debt Financing Sources to provide the Debt Financing under the Debt Commitment Letter are subject to a number of customary conditions.

Parent and Skechers cannot predict how many of the Skechers stockholders holding legacy shares will exercise the Mixed Election. Therefore, in view of the uncertain nature of any prediction as to the number of shares of Skechers Common Stock that will be subject to valid and effective Mixed Elections, the unaudited pro forma condensed combined financial information has been prepared using the assumption that approximately 17% of Skechers stockholders will elect the Mixed Election. The approximately 17% represents the mid-point between an estimated minimum of approximately 14% (represents the Greenberg Stockholders who have elected or agreed to elect to receive the Mixed Election Consideration) and the Cap of 20% included in the Merger Agreement. See Note 2, for the sensitivity on the Mixed Election and the related impacts to the estimated total merger consideration.

Parent intends to fund the cash portion of the merger consideration and repayment of a portion of Skechers existing debt with proceeds from new debt and equity financing. The unaudited pro forma condensed combined financial information is prepared assuming Parent or a wholly-owned subsidiary of Parent will issue $3.9 billion comprised of first lien term loans and other first lien debt, $2.5 billion of junior debt, and new common equity proceeds of approximately $3.6 billion to fund the Transaction. This is Parent management’s best estimate based on currently available information and existing debt and equity commitment letters.

The following unaudited pro forma condensed combined financial information is based on or derived from the historical consolidated financial statements of Skechers. The unaudited pro forma condensed combined balance sheet as of March 31, 2025, gives effect to the Merger as if those transactions had been completed on March 31, 2025. The unaudited pro forma condensed combined statements of earnings for the three months ended March 31, 2025, the year ended December 31, 2024, and the twelve months ended March 31, 2025, give effect to the Merger as if it had been completed on January 1, 2024, the beginning of the earliest period presented. The pro forma financial information combines the historical financial statements of Skechers with Parent; however, Parent was formed subsequent to March 31, 2025 (latest period presented) and does not have any operations as the entity was formed solely to effect the Transaction and is thus included herein for pro forma purposes to reflect the acquisition and debt and equity financing pro forma adjustments.

The historical financial statements of Parent and Skechers have been adjusted in the accompanying unaudited pro forma condensed combined financial information to give effect to pro forma events that are transaction accounting adjustments necessary to account for the Transaction in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”). The unaudited pro forma adjustments are based upon currently available information and certain assumptions that Parent’s management believes are reasonable.

The unaudited pro forma condensed combined financial information was derived from and should be read in conjunction with:

•	The accompanying notes to the unaudited pro forma condensed combined financial information;

•	The audited consolidated financial statements of Skechers as of and for the fiscal year ended December 31, 2024 and the related notes;

•	The unaudited condensed consolidated financial statements of Skechers as of March 31, 2025 and for the three months ended March 31, 2025 and March 31, 2024, and the related notes; and

•	The audited consolidated financial statements of Parent as of June 3, 2025 and April 24, 2025 included in Parent’s information statement/prospectus filed with the SEC on June 10, 2025.

The unaudited pro forma condensed combined financial information does not reflect any anticipated synergies or dis-synergies, operating efficiencies, or cost savings that may result from the Merger or any acquisition and integration costs that may be incurred.

The statements and related notes are being provided for illustrative purposes only and do not purport to represent what the combined company’s actual results of operations or financial position would have been had the Merger been completed on the dates indicated, nor are they necessarily indicative of the combined company’s future results of operations or financial position for any future period. Future results may vary significantly from the results reflected due to various factors and risks.

The following unaudited pro forma condensed combined financial information and related notes have been prepared to give the effect to the following:

•

Application of the acquisition method of accounting under the provisions of the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification 805, Business Combinations (“ASC 805”), where certain assets and liabilities of Skechers will be recorded by Parent at their respective fair values at the date of completion of the Merger;

•	Adjustments to reflect the debt and equity financing transactions;

•	Adjustments to reflect transaction costs in connection with the Merger; and

•	Adjustments to reflect the related tax effects for the preliminary pro forma adjustments.

The pro forma adjustments and the unaudited pro forma condensed combined financial information are preliminary and are subject to change as additional information becomes available and as additional analysis is performed. The preliminary pro forma adjustments have been made solely for the purpose of providing the unaudited pro forma condensed combined financial statements. Parent estimated the fair value of Skechers’ assets and liabilities based on a preliminary valuation benchmark analysis, due diligence information, information presented in Skechers’ SEC filings and other publicly available information. Until the Transaction is completed, both companies are limited in their ability to share certain information.

Upon completing the Transaction, a final determination of the fair value of Skechers’ acquired assets and assumed liabilities will be performed. Any changes in the fair values of the net assets or total purchase consideration as compared with the information shown in the unaudited pro forma condensed combined financial statements may change the amount of the total purchase consideration allocated to goodwill and other assets and liabilities and may impact the combined company statements of earnings. The final purchase consideration allocation may be materially different than the preliminary purchase consideration allocation presented in the unaudited pro forma condensed combined financial statements.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

As of March 31, 2025

(In thousands of U.S. dollars)

	Beach Acquisition Co Parent, LLC (As Reported) As of March 31, 2025	Skechers U.S.A., Inc. (As Reported) As of March 31, 2025	Transaction Accounting Adjustments – Acquisition	(Note 3)		Transaction Accounting Adjustments – Financing	(Note 3)	Pro Forma Combined
ASSETS
Current Assets:
Cash and cash equivalents	$—	$993,091	$(9,701,876)	(a)		$9,701,876	(i)	$993,091
Short-term investments	—	107,614	—			—		107,614
Trade accounts receivable, less allowances	—	1,259,943	—			—		1,259,943
Other receivables	—	103,603	—			—		103,603
Inventory	—	1,773,799	—			—		1,773,799
Prepaid expenses and other	—	231,803	—			—		231,803

Total current assets	$—	$4,469,853	$(9,701,876)			$9,701,876		$4,469,853
Property, plant and equipment, net	—	1,937,601	—			—		1,937,601
Operating lease right-of-use assets	—	1,447,743	—			—		1,447,743
Deferred tax assets	—	436,702	—			—		436,702
Long-term investments	—	137,446	—			—		137,446
Goodwill	—	96,347	2,388,336	(b)		—		2,484,683
Intangible assets, net	—	—	4,500,000	(c)		—		4,500,000
Other assets, net	—	127,823	(49,842)	(d)		31,616	(j)	109,597

Total non-current assets	—	4,183,662	6,838,494			31,616		11,053,772

TOTAL ASSETS	$—	$8,653,515	$(2,863,382)			$9,733,492		$15,523,625

LIABILITIES, REDEEMABLE NONCONTROLLING INTEREST AND STOCKHOLDERS’ & MEMBERS’ EQUITY
Current Liabilities:
Accounts payable	—	$977,367	$—			$—		$977,367
Accrued expenses	—	314,479	—			—		314,479
Operating lease liabilities	—	309,339	—			—		309,339
Current installments of long-term borrowings	—	333,325	(23)	(e)		15,863	(k)	349,165
Short-term borrowings	—	168,478	(129,978)	(e)		—		38,500

Total current liabilities	—	$2,102,988	$(130,001)			$15,863		$1,988,850
Long-term operating lease liabilities	—	1,253,313	—			—		1,253,313
Long-term borrowings	—	82,431	—			6,132,535	(k)	6,214,966
Deferred tax liabilities	—	10,744	1,108,299	(f)		—		1,119,043
Other long-term liabilities	—	124,425	—			—		124,425

Total non-current liabilities	—	1,470,913	1,108,299			6,132,535		8,711,747

Total liabilities	—	$3,573,901	$978,298			$6,148,398		$10,700,597

Redeemable noncontrolling interest	—	92,882	—			—		92,882
Redeemable Common Units	—	—	741,965	(g)		—		741,965
Members’ equity:	—
Common Units	—	—	—			—		—
Members’ equity	—	—	(71,454)	(g)		3,585,094	(l)	3,513,640
Skechers U.S.A., Inc. stockholders’ equity:	—
Class A Common Stock	—	130	(130)	(h	)	—		—
Class B Common Stock	—	19	(19)	(h	)	—		—
Additional paid-in capital	—	19,969	(19,969)	(h	)	—		—
Accumulated other comprehensive loss	—	(146,564)	146,564	(h	)	—		—
Retained earnings	—	4,638,637	(4,638,637)	(h	)	—		—

Skechers U.S.A., Inc. equity / Members’ Equity	—	4,512,191	(4,583,645)			3,585,094		3,513,640

Noncontrolling interests	—	474,541	—			—		474,541
Total stockholders’ & members’ equity	$—	$4,986,732	$(4,583,645)			$3,585,094		$3,988,181

TOTAL LIABILITIES, REDEEMABLE NONCONTROLLING INTEREST AND STOCKHOLDERS’ & MEMBERS’ EQUITY	$—	$8,653,515	$(2,863,382)			$9,733,492		$15,523,625

See accompanying notes to the unaudited pro forma condensed combined financial information.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF EARNINGS

Three Months Ended March 31, 2025

(In thousands of U.S. dollars, except per unit data)

	Beach Acquisition Co Parent, LLC (As Reported) Three Months Ended March 31, 2025	Skechers U.S.A., Inc. (As Reported) Three Months Ended March 31, 2025	Transaction Accounting Adjustments - Acquisition	(Note 4)	Transaction Accounting Adjustments – Financing	(Note 4)		Pro Forma Combined	(Note 4)
Sales	$—	$2,411,571	$—		$—			$2,411,571
Cost of sales	—	1,157,197	—		—			1,157,197

Gross profit	—	1,254,374	—		—			1,254,374
Operating expenses
Selling	—	185,073	—		—			185,073
General and administrative	—	804,176	14,357	(a)	—			818,533

Total operating expenses	—	989,249	14,357		—			1,003,606

Earnings from operations	—	265,125	(14,357)		—			250,768
Other income (expense)	—	24,530	1,340	(b)	(148,241)	(d	)	(122,371)

Earnings before income taxes	—	289,655	(13,017)		(148,241)			128,397
Income tax expense	—	64,583	(3,241)	(c)	(36,912)	(e	)	24,430

Net earnings	$—	$225,072	$(9,776)		$(111,329)			$103,967
Less: Net earnings attributable to noncontrolling interests and redeemable noncontrolling interest	—	22,636	—		—			22,636

Net earnings attributable to Skechers U.S.A., Inc. / Common Unit holders	$—	$202,436	$(9,776)		$(111,329)			$81,331

Net earnings per share attributable to Skechers U.S.A., Inc. / Common Unit holders
Basic		$1.35						$0.55	Note 5
Diluted		$1.34						$0.55
Weighted-average shares / Common Units
Basic		149,411						149,209
Diluted		151,495						149,209

See accompanying notes to the unaudited pro forma condensed combined financial information.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF EARNINGS

Year Ended December 31, 2024

(In thousands of U.S. dollars, except per unit data)

	Beach Acquisition Co Parent, LLC (As Reported) Year Ended December 31, 2024	Skechers U.S.A., Inc. (As Reported) Year Ended December 31, 2024	Transaction Accounting Adjustments – Acquisition	(Note 4)	Transaction Accounting Adjustments – Financing	(Note 4)	Pro Forma Combined	(Note 4)
Sales	$—	$8,969,351	$—		$—		$8,969,351
Cost of sales	—	4,201,912	—		—		4,201,912

Gross profit	—	4,767,439	—		—		4,767,439

Operating expenses
Selling	—	800,634	—		—		800,634
General and administrative	—	3,062,548	128,183	(a)	—		3,190,731

Total operating expenses	—	3,863,182	128,183		—		3,991,365

Earnings from operations	—	904,257	(128,183)		—		776,074
Other income (expense)	—	(26,508)	3,210	(b)	(581,399)	(d)	(604,697)

Earnings before income taxes	—	877,749	(124,973)		(581,399)		171,377
Income tax expense	—	148,136	(31,118)	(c)	(144,768)	(e)	(27,750)

Net earnings	$—	$729,613	$(93,855)		$(436,631)		$199,127
Less: Net earnings attributable to noncontrolling interests and redeemable noncontrolling interest	—	90,142	—		—		90,142

Net earnings attributable to Skechers U.S.A., Inc. / Common Unit holders	$—	$639,471	$(93,855)		$(436,631)		$108,985

Net earnings per share attributable to Skechers U.S.A., Inc. / Common Unit holders
Basic		$4.21					$0.73	Note 5
Diluted		$4.16					$0.73
Weighted-average shares / Common Units
Basic		151,838					149,209
Diluted		153,843					149,209

See accompanying notes to the unaudited pro forma condensed combined financial information.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF EARNINGS

Twelve Months Ended March 31, 2025

(In thousands of U.S. dollars, except per unit data)

	Beach Acquisition Co Parent, LLC Twelve Months Ended March 31, 2025	Skechers U.S.A., Inc. Twelve Months Ended March 31, 2025	Transaction Accounting Adjustments - Acquisition	(Note 4)	Transaction Accounting Adjustments – Financing	(Note 4)	Twelve Months Ended March 31, 2025 Pro Forma Combined	(Note 4)
Sales	$—	$9,129,335	$—		$—		$9,129,335
Cost of sales	—	4,289,156	—		—		4,289,156

Gross profit	—	4,840,179	—		—		4,840,179
Operating expenses	—	—	—		—		—
Selling	—	829,206	—		—		829,206
General and administrative	—	3,140,389	56,912	(a)	—		3,197,301

Total operating expenses	—	3,969,595	56,912		—		4,026,507

Earnings from operations	—	870,584	(56,912)		—		813,672
Other income (expense)	—	72	4,219	(b)	(588,230)	(d)	(583,939)

Earnings before income taxes	—	870,656	(52,693)		(588,230)		229,733
Income tax expense	—	156,349	(13,120)	(c)	(146,469)	(e)	(3,240)

Net earnings	$—	$714,307	$(39,573)		$(441,761)		$232,973
Less: Net earnings attributable to noncontrolling interests and redeemable noncontrolling interest	—	79,022	—		—		79,022

Net earnings attributable to Skechers U.S.A., Inc. / Common Unit holders	$—	$635,285	$(39,573)		$(441,761)		$153,951

Net earnings per share attributable to Skechers U.S.A., Inc. / Common Unit holders
Basic		$4.25					$1.03	Note 5
Diluted		$4.19					$1.03
Weighted-average shares / Common Units
Basic		149,411					149,209
Diluted		151,495					149,209

See accompanying notes to the unaudited pro forma condensed combined financial information.

NOTES TO THE UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Note 1 – Basis of Presentation

The accompanying unaudited pro forma condensed combined financial information and related notes are not prepared in accordance with Article 11 of Regulation S-X. The unaudited pro forma condensed combined financial information and related notes are prepared to give effect to the Transaction and the related debt and equity financing. Parent was formed on April 28, 2025 as a newly created entity established solely for the purpose of facilitating the Transaction. As Parent did not conduct any operating activities prior to the Transaction and does not have any historical financial information, the historical financial statements of Skechers have been combined with the shell financial statements of Parent as the basis for the pro forma financial presentation to reflect the Transaction and related debt and equity financing. Skechers historical and Parent shell financial statements were prepared in accordance with U.S. GAAP and presented in U.S. dollars.

The unaudited pro forma condensed combined balance sheet, as of March 31, 2025, the unaudited pro forma condensed combined statement of earnings for the three months ended March 31, 2025, the year ended December 31, 2024, and the twelve months ended March 31, 2025 presented herein, are based on the historical financial statements of Skechers and Parent shell financial statements. Skechers’ fiscal year ended on December 31, 2024.

•	The unaudited pro forma condensed combined balance sheet as of March 31, 2025, is presented as if Parent’s acquisition of Skechers had occurred on March 31, 2025.

•

The unaudited pro forma condensed combined statement of earnings for the three months ended March 31, 2025, the year ended December 31, 2024, and the twelve months ended March 31, 2025 has been prepared as if the Merger had occurred on January 1, 2024.

As discussed above, Parent was a newly created entity and did not conduct any operating activities prior to the Transaction. As Parent does not have any operating activities or historical financial information, there are no adjustments required to conform Skechers’ accounting policies to Parent’s accounting policies. As a result, the unaudited pro forma condensed combined financial information presented assumes there are no differences in accounting policies and no reclassification adjustments have been made.

The unaudited pro forma condensed combined financial information was prepared using the acquisition method of accounting in accordance with ASC 805, Business Combinations, with Parent as the accounting acquirer, using the fair value concepts defined in ASC 820, Fair Value Measurement and based on the historical financial statements of Parent and Skechers. ASC 805 requires, among other things, that the assets acquired and liabilities assumed in a business combination be recognized at their fair values as of the acquisition date. For purposes of the unaudited pro forma condensed combined balance sheet, the estimated merger consideration has been allocated to the assets acquired and liabilities assumed of Skechers based upon Parent management’s preliminary estimate of their fair values as of March 31, 2025. Parent has not completed the valuation analysis and calculations in sufficient detail necessary to arrive at the required estimates of the fair value of Skechers assets to be acquired or liabilities assumed. For the preliminary estimate of the fair value of certain intangible assets, Parent performed a benchmarking analysis based on observed tangible and intangible values in similar acquisitions with publicly available data and assessed the ranges of potential intangible value based on these comparable transactions. Apart from intangible assets, Skechers assets and liabilities are presented at their respective historical carrying amounts and should be treated as preliminary values. Any differences between the fair value of the consideration transferred and the fair value of the assets acquired and liabilities assumed will be recorded as goodwill. Accordingly, the purchase price allocation and related adjustments reflected in these unaudited pro forma condensed combined financial statements are preliminary and subject to revision based on a final determination of fair value as additional information becomes available and as additional analyses are performed.

The pro forma adjustments represent management’s best estimates and are based upon currently available information and certain assumptions that Parent believes are reasonable under the circumstances.

Note 2 – Preliminary Purchase Price Allocation

(a) Estimated Merger Consideration

The total estimated merger consideration is as follows:

Estimated Merger Consideration (In thousands)	Amount
Estimated cash consideration (i)	$9,500,421
Estimated rollover equity (ii)	741,965
Estimated repayment of Skechers’ debt (iii)	130,001

Estimated merger consideration (iv)	$10,372,387

(i)

Under the terms of the Merger Agreement, for each share of Skechers Common Stock outstanding at the Effective Time, shareholders have the right to receive either (a) $63.00 cash or (b) $57.00 cash and one Common Unit (the “Mixed Election Consideration” or “Mixed Election”), subject to proration and the overall 20% Cap on the Mixed Election Consideration. In addition, pursuant to the Merger Agreement, RSUs and RSAs of Skechers whether vested or unvested will be cancelled and converted into the right to receive cash consideration.

For purposes of the unaudited pro forma condensed combined financial statements, the cash consideration was determined based on (a) the Skechers Common Stock outstanding as of May 2, 2025 (as outlined in the Merger Agreement) using an assumption that the Mixed Election has been made by approximately 17% of Skechers stockholders and (b) Skechers RSUs and RSAs outstanding as of May 2, 2025 were assumed to be accelerated and converted into the right to receive cash consideration. Refer to the sensitivity on the Mixed Election in Note 2(b) below.

(ii)

Reflects the estimated rollover equity assuming approximately 17% of Skechers stockholders elect the Mixed Election and receive a Common Unit in addition to the cash consideration per share, which is reflected in the estimated cash consideration.

(iii)

Based on the amounts of Skechers debt reflected as outstanding on the Skechers balance sheet as of March 31, 2025, a total of $130.0 million is expected to be repaid. The amount of Skechers debt actually repaid on the closing date of the Merger (the “Closing”) may differ from the amount expected to be repaid as of the date of these unaudited pro forma condensed combined financial statements.

(iv)

Pursuant to the Merger Agreement, Skechers PSAs will be cancelled and replaced with replacement awards subject to the same service-vesting conditions and all other terms as applicable, except for the performance-based vesting condition. At the time of the preparation of this unaudited pro forma financial information, the preliminary fair value of the replacement awards has not been determined and as such the fair value of the vested portion of the replacement award has not been included in the estimated merger consideration.

(b)	Sensitivity on Mixed Election

The total estimated cash consideration paid to stockholders and estimated rollover equity will vary depending on the number of stockholders that elect the Mixed Election. This election will impact the cash consideration and rollover equity as the number of shares is used to calculate the fair value of the preliminary merger consideration based on the election made by each Skechers stockholder. The assumption reflected in the unaudited pro forma condensed combined financial information is that 83% of all stockholders will not make the Mixed Election and Parent will purchase those shares for consideration equal to $63.00 per share. A change in the Mixed Election percentage results in a change in Parent’s expected equity financing, which is currently estimated at $3.6 billion based on the assumption in the unaudited pro forma condensed combination financial information.

The following table provides a sensitivity analysis to certain alternative scenarios (in thousands):

	Pro Forma Combined as of March 31, 2025	Estimated Minimum Mixed Election (i)	20% Max Mixed Election (ii)
Estimated cash consideration	$9,500,421	9,526,435	9,474,407
Estimated rollover equity	$741,965	616,232	867,697

(i)	The approximately 14% represents an estimated minimum based on the Greenberg Stockholder election included in the Support Agreement.
(ii)	Assumes 20% of stockholders will exercise the Mixed Election which is the Cap per the Merger Agreement.

(c)	Preliminary Estimated Merger Consideration Allocation

The estimated merger consideration, as shown in the table above, is allocated to the tangible and intangible assets acquired and liabilities assumed of Skechers based on their preliminary estimated fair values. As mentioned above in Note 1, Parent has not completed the valuation analysis and calculations in sufficient detail necessary to arrive at the required estimates of the fair value of the Skechers assets to be acquired or liabilities assumed. For the preliminary estimate of the fair value of certain intangible assets, Parent performed a benchmarking analysis based on observed tangible and intangible values in similar acquisitions with publicly available data and assessed the ranges of potential intangible value based on these comparable transactions. Apart from intangible assets, Skechers assets and liabilities are presented at their respective historical carrying amounts and should be treated as preliminary values. Any differences between the fair value of the consideration transferred and the fair value of the assets acquired and liabilities assumed will be recorded as an adjustment to goodwill. Accordingly, the purchase price allocation and related adjustments reflected in these unaudited pro forma condensed combined financial statements are preliminary and subject to revision based on a final determination of fair value as additional information becomes available and as additional analyses are performed.

The following table provides a summary of the preliminary estimated merger consideration allocation by major categories of assets acquired and liabilities assumed based on Parent management’s preliminary estimate of their respective fair values:

Estimated Merger Consideration Allocation (In thousands)	Amount
Estimated merger consideration	$10,372,387
Assets acquired:
Current assets:
Cash and cash equivalents	$993,091
Short-term investments	107,614
Trade account receivable	1,259,943
Other receivables	103,603
Inventory	1,773,799
Prepaid expenses and other assets	231,803

Total current assets	4,469,853
Property, plant and equipment	1,937,601
Operating lease right-of-use assets	1,447,743
Deferred tax assets	436,702
Long-term investments	137,446
Intangible assets	4,500,000
Other assets	77,981

Total non-current assets	8,537,473

Total assets acquired	$13,007,326

Liabilities assumed:
Current liabilities:
Accounts payable	$977,367
Accrued expenses	314,479
Operating lease liabilities	309,339
Current installments of long-term borrowings	333,302
Short-term borrowings	38,500

Total current liabilities	1,972,987
Long-term operating lease liabilities	1,253,313
Long-term borrowings	82,431
Deferred tax liabilities	1,119,043
Other long-term liabilities	124,425

Total non-current liabilities	2,579,212

Total liabilities assumed	$4,552,199
Net assets acquired	8,455,127

Redeemable noncontrolling interest	(92,882)
Noncontrolling interest	(474,541)

Goodwill	$2,484,683

The preliminary estimated purchase consideration allocation above reflects a preliminary estimated goodwill of $2.5 billion. Goodwill represents the excess of the estimated merger consideration over the preliminary estimated fair values of recorded tangible and intangible assets acquired and liabilities assumed. The actual amount of goodwill to be recorded in connection with the merger is subject to change once the valuation of the fair value of tangible and intangible assets acquired and liabilities assumed has been completed.

Preliminary identifiable intangible assets in the unaudited pro forma condensed combined financial information consist of the following:

Description (In thousands)	Preliminary Fair Value	Estimated Useful Life
Brand	$4,000,000	Indefinite
Other definite-lived intangible assets	500,000	7.0

Total	$4,500,000

Parent determined a preliminary fair value estimate of intangible assets related to brand and other definite-lived intangible assets including, customer relationships and customer-related assets and franchise agreements / reacquired rights.

The estimated fair values and useful lives of identifiable intangible assets are preliminary and have been performed based on publicly available benchmarking information, as there are limitations on the type of information that can be exchanged between Parent and Skechers prior to the Closing. The amount that will ultimately be allocated to identifiable intangible assets and the related amount of amortization, may differ materially from this preliminary allocation. Any change in the valuation of intangible assets would cause a corresponding increase or decrease in the balance of goodwill. A hypothetical 10.0% change in the valuation of the definite-lived intangible assets would result in a corresponding increase or decrease in the amortization expense of approximately $1.8 million for the three months ended March 31, 2025 and $7.1 million for the year ended December 31, 2024 and for the twelve months ended March 31, 2025, assuming weighted average useful life of seven years.

Note 3 – Adjustments to the Unaudited Pro Forma Condensed Combined Balance Sheet

Acquisition Accounting Adjustments:

(a)	The change in Cash and cash equivalents was determined as follows:

Description (In thousands)	Amount
Uses:
Estimated cash consideration	$(9,500,421)
Estimated repayment of Skechers’ debt (based on March 31, 2025 balances)	(130,001)
Estimated payment of transaction costs	(71,454)

Pro forma net adjustment to Cash and cash equivalents	$(9,701,876)

(b)	Represents the elimination of Skechers’ historical goodwill and the recognition of the preliminary goodwill for estimated merger consideration in excess of the fair value of the net assets acquired:

Description (In thousands)	Amount
Elimination of Skechers’ historical goodwill	$(96,347)
Goodwill per preliminary purchase price allocation (Note 2)	2,484,683

Pro forma net adjustment to Goodwill	$2,388,336

(c)	Reflects the preliminary purchase accounting adjustment of $4.5 billion for estimated intangible assets acquired based on the acquisition method of accounting as discussed in Note 2.

(d)	Reflects the adjustment to Other assets, net as follows:

Description (In thousands)	Amount
Elimination of Skechers’ historical intangible assets(i)	$(49,000)
Write-off deferred financing fees asset related to historical short-term borrowings repaid at close	(842)

Pro forma net adjustment to Other assets, net	$(49,842)

(i)	The preliminary fair value of intangible assets acquired is presented in Intangible assets, net for pro forma purposes as shown in Note 3(c).

(e)

Represents the repayment of $130.0 million of Skechers short-term borrowings under Skechers’ existing corporate revolving credit facility and $23.0 thousand of current installments on long-term borrowings at Transaction close.

(f)

Reflects a deferred income tax liability (see Note 2) resulting from the preliminary pro forma fair value adjustment to intangible assets based on the estimated blended statutory tax rate of approximately 24.9%. Because the tax rates used for the pro forma financial information are estimated, the blended rate will likely vary from the actual effective rate in periods subsequent to the completion of the Merger. This estimate of the deferred income tax liability (see Note 2) is preliminary and is subject to change based upon Parent’s final determination of the fair values of identifiable intangible assets acquired by jurisdiction.

(g)

Represents the issuance of Common Units as rollover equity included in the total estimated merger consideration (see Note 2) and the recognition of estimated transaction costs of $71.5 million. Transaction costs consist of legal, advisory and consulting costs.

(h)	Represents the elimination of Skechers’ historical equity balances in conjunction with the Transaction.

Financing Adjustments:

(i)	Represents the adjustment to Cash and cash equivalents for the debt and equity financing transactions as follows:

Description (In thousands)	Amount
Sources:
Gross proceeds from first lien term loans and other first lien debt	$3,865,000
Gross proceeds from junior debt	2,500,000
Less: capitalized debt issuance costs and original issuance discount	(248,218)
Cash proceeds from issuance of Common Units for equity financing	3,585,094

Pro forma net adjustment to Cash and cash equivalents	9,701,876

(j)

Represents the $31.6 million adjustment to Other assets, net to record the deferred financing fees related to the first lien revolving facility. For purposes of the pro forma financial information, Parent management has assumed the first lien revolving facility will be undrawn at the Closing.

(k)	The adjustment reflects the debt financing transactions and the adjustment to debt is comprised of the following items:

Description (In thousands)	Amount
Financing transactions—current:
Current installments of long-term borrowings	$15,863
Financing transactions – long term:
Gross proceeds from first lien term loans and other first lien debt	3,849,137
Gross proceeds from junior debt	2,500,000
Less: capitalized debt issuance costs and original issuance discount	(216,602)

Pro forma net adjustment to debt	$6,148,398

The pro forma adjustment reflects Parent management’s best estimate of the debt financing based on information currently available and the Debt Commitment Letter. The total mix of debt issued will vary depending on the final financing outcomes as contemplated in the Debt Commitment Letter. Although the mix of debt will not have pervasive impact on the overall transaction or estimated preliminary purchase price, the assumptions around this election will have an impact on cash and cash equivalents, debt, and interest expense. See Note 4(d) for sensitivity related to interest expense.

(l)	Represents the $3.6 billion expected to be raised with the issuance of Common Units in conjunction with the equity financing.

Note 4 – Pro Forma Adjustments to the Unaudited Pro Forma Condensed Combined Statements of Earnings

Acquisition Accounting Adjustments:

(a)

Reflects the adjustments to general and administrative expense (“G&A”), including the removal of historical Skechers amortization expense, recognizing expense for amortization of the estimated fair value of definite-lived intangibles acquired, and recognizing expense for estimated transaction costs. Parent is still in the process of evaluating the fair value of the intangible assets. Any resulting change in the fair value would have a direct impact on amortization expense. The amortization of intangible assets is calculated on a straight-line basis. The amortization is based on the periods over which the economic benefits of the intangible assets are expected to be realized, which are subject to adjustment as additional information becomes available.

Description (In thousands)	For the Three Months Ended March 31, 2025	For the Year Ended December 31, 2024	For the Twelve Months Ended March 31, 2025
Amortization expense for acquired definite-lived intangible assets	$17,857	$71,429	$71,429
Removal of historical Skechers amortization expense	(3,500)	(14,700)	(14,517)
Estimated transaction expenses	—	71,454	—

Net pro forma transaction accounting adjustment to G&A	$14,357	$128,183	$56,912

(b)

Reflects the removal of historical Skechers interest expense of $1.3 million for the for the three months ended March 31, 2025, $3.2 million for the year ended December 31, 2024, and $4.2 million for the twelve months ended March 31, 2025, related to the repayment of a portion of Skechers’ existing debt.

(c)

To record the income tax impact of the pro forma adjustments utilizing the statutory income tax rate of approximately 24.9% for the three months ended March 31, 2025, the year ended December 31, 2024, and the twelve months ended March 31, 2025. Because the tax rates used for the pro forma condensed combined financial information are estimated, the blended rate will likely vary from the actual effective rate in periods subsequent to completion of the Merger. This determination is preliminary and subject to change based upon the final determination of the fair value of the acquired assets and assumed liabilities.

Financing Adjustments:

(d)	Reflects the interest expense and amortization of issuance costs and revolver related fees as a result of the assumed debt financing transactions:

Description (In thousands)	Principal Balance	For the Three Months Ended March 31, 2025	For the Year Ended December 31, 2024	For the Twelve Months Ended March 31, 2025
First lien term loan, other first lien debt and junior debt	$6,365,000	$(140,279)	$(551,093)	$(557,284)
Amortization of capitalized deferred issuance costs, original issuance discount, and revolver related fees		(7,962)	(30,306)	(30,946)
Pro forma net financing adjustment to Other income (expense)		$(148,241)	$(581,399)	$(588,230)

The pro forma net adjustment for interest expense represents Parent’s best estimate of the interest rates and terms it believes it can obtain in the financing transactions based on Parent’s evaluation of current market conditions. The weighted average blended rate used for the pro forma net interest adjustment is 8.6% which assumes the junior debt will be paid-in-kind. A sensitivity analysis on interest expense for the three months ended March 31, 2025, the year ended December 31, 2024, and the twelve months ended March 31, 2025, has been performed to assess the effect of a 0.125% change of the hypothetical interest on the financing transactions related to the first lien term loan and other first lien debt and the junior debt.

A hypothetical increase or decrease to the annual interest rate related to the first lien term loans and other first lien debt would change annual interest expense by approximately $1.2 million for the three months ended March 31, 2025 and $4.8 million for the year ended December 31, 2024 and for the twelve months ended March 31, 2025.

A hypothetical increase or decrease to the annual interest rate related to the junior debt would change annual interest expense by approximately $0.9 million for the three months ended March 31, 2025, $3.3 million for the year-ended December 31, 2024, and $3.5 million for the twelve months ended March 31, 2025.

(e)

To record the income tax impact of the pro forma adjustments utilizing statutory income tax rates in effect of approximately 24.9% for each period including for the three months ended March 31, 2025, the year ended December 31, 2024, and the twelve months ended March 31, 2025. Because the tax rates used for the pro forma financial information are estimated, the blended rate will likely vary from the actual effective rate in periods subsequent to completion of the Merger. This determination is preliminary and subject to change based upon the final determination of the fair value of the acquired assets and assumed liabilities.

Note 5 – Earnings Per Unit

The following table calculates the unaudited pro forma combined basic and diluted earnings per unit, which is adjusted to reflect the pro forma net income for the three months ended March 31, 2025, the year ended December 31, 2024, and the twelve months ended March 31, 2025, as presented on the unaudited pro forma condensed combined statements of earnings:

Description (In thousands, except per unit data)	For the Three Months Ended March 31, 2025	For the Year Ended December 31, 2024	For the Twelve Months Ended March 31, 2025
Numerator:
Pro forma combined Net income attributable to Common Unit holders	$81,331	$108,985	$153,951

Denominator – basic and diluted:
Issuance of Common Units for rollover equity and equity financing	149,209	149,209	149,209

Pro forma weighted average unit – basic and diluted (i)	149,209	149,209	149,209

Pro forma net income per unit – basic	$0.55	$0.73	$1.03
Pro forma net income per unit – diluted	$0.55	$0.73	$1.03

(i)

Pursuant to the Merger Agreement, Skechers PSAs will be cancelled and replaced with replacement awards subject to the same service-vesting conditions and all other terms as applicable, except for the performance-based vesting condition. Such replacement awards are Class P Units. For purposes of the unaudited pro forma financial information, there is no assumed issuance of Class P Units and thus no impact to the earnings per unit calculation. Further, the Common Units issued for rollover equity and equity financing have the same rights and privileges and are treated as such in the calculation of earnings per unit.

PRELIMINARY AND CONFIDENTIAL – FOR DISCUSSION PURPOSES ONLY
Exhibit 99.2

Non-GAAP Adjustments

$ mm	2023	2024	LTM Q1 2025
Net Earnings	$650	$730	$714
Net Interest (Income)	(2)	(15)	(10)
Income Tax Expense	151	148	156
Depreciation and Amortization	182	211	219
EBITDA (Reported)	**$980**	**$1,074**	**$1,079**
EBITDA Adjustments			
(1) Stock-Based Compensation	68	87	90
(2) Legal Matters Adjustment	1	12	13
(3) DC Adjustments	4	14	27
(4) Other Diligence Adjustments	8	9	8
(5) Pre-Acquisition Results	12	–	–
Adjusted EBITDA	**$1,074**	**$1,196**	**$1,218**
Rent Expense (1)	369	413	426
Adjusted EBITDAR	**$1,443**	**$1,609**	**$1,644**

Commentary

SKECHERS

Non-GAAP Reconciliation to Adj. EBITDA & Adj. EBITDAR (2023 to LTM Q1 2025) Non-GAAP Adjustments Source: Public filings and Company data. (1) Excludes rent expense for under-utilized space. Commentary Stock-Based Compensation: represents non-cash component of share-based compensation Legal Matters Adjustment: excludes from earnings the Company’s legal expenses / income related to legal settlements and unusual IP litigation DC Adjustments: Excludes rent expense for under-utilized space and elevated temporary labor expenses at distribution centers Other Diligence Adjustments: includes adjustments for implementation of a financial system, acquisition expenses, gains / losses on the disposal of assets, asset impairment, and Board of Director fees Pre-Acquisition Results: adds back the reported pre-acquisition earnings of Sports Connection (i.e., prior to its acquisition by Skechers in May 2023) 1 2 3 4 5 1 2 3 4 5 Exhibit 99.2